Exhibit 99.1

Cipher Pharmaceuticals Inc. Reports Voting Results from Annual and Special Meeting of Shareholders

MISSISSAUGA, ON, May 14, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company"), in accordance with Toronto Stock Exchange requirements, announced the voting results from its Annual and Special Meeting of Shareholders held on May 13, 2015 in Toronto, Ontario.

A total of 16,646,008 million common shares representing 64.29% of the Company's issued and outstanding common shares were voted in connection with the meeting. Shareholders voted in favour of all items of business put forth. The votes for the election of directors are as follows:

Motions	% of Shares Voted For	% of Shares Voted Withhold
Elect Gerald P. McDole	97.75%	2.25%
Elect Dr. John D. Mull	85.66%	14.34%
Elect Stephen R. Wiseman	98.41%	1.59%
Elect Dr. Stefan Aigner	98.39%	1.61%
Elect Dr. William D. Claypool	98.39%	1.61%
Elect Thomas G. Wellner	99.71%	0.29%

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a rapidly growing specialty pharmaceutical dermatology company with a diversified portfolio of commercial-stage products that is on pace to achieve its goal of becoming the most customer-centric dermatology company in North America. Cipher acquires best-in-class products and/or potentially transformative compounds that fulfill high unmet medical needs. Cipher's experienced management team has a proven track of successfully managing the required clinical development and regulatory approval processes and marketing products either directly or through partners.

Cipher has completed six transactions in 2015, including the acquisition of Innocutis and its seven branded dermatology products, to build its U.S. commercial presence, expand its Canadian dermatology franchise and broaden its pipeline. Its products include a novel version of the acne medication isotretinoin, which is marketed as Absorica® in the United States and Epuris® in Canada. Cipher is well capitalized to drive long-term, sustained earnings growth by leveraging its proven clinical development capabilities and efficient commercial execution. For more information, visit www.cipherpharma.com.

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors - In Canada: Lawrence Chamberlain, TMX Equicom, (416) 815-0700 ext 257, lchamberlain@tmxequicom.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 08:45e 14-MAY-15